SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2013
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Director

Decision for Merger
1. Method of Merger		KT Capital Co. to split off its investment business to be merged into KT Corporation (Small-Scale Merger)

2. Purpose of Merger		To enhance corporate value through strengthening corporate governance and management efficiency

3. Merger Ratio		KT Corporation: Investment Business Division of KT Capital Co. = 1:0.3714520

4. Basis for Merger Ratio Calculation

A.      The basis stock price of KT Corporation, the Surviving company, pursuant to Article 176-5 of “The Enforcement Decree of the Financial Investment Services and Capital Market Act” is the lowest stock price among weighted average price of past 1-month trading volume, weighted average price of past 1-week trading volume and the most recent stock price prior to, (a) the date of Board of Directors’ resolution for the merger, or (b) the contract date of the merger, whichever is earlier. If such stock price is lower than the asset value according to Article 5 of “The Detailed Enforcement Regulations of the Provisions on Stock Issuance and Disclosures”, then higher price between the stock price and asset value is used for calculation.

B.      The value of the investment business division of KT Capital has been prepared pursuant to Article 165-4 of “Financial Investment Services and Capital Market Act”, and Article 176-5 of the “The Enforcement Decree of the Financial Investment Services and Capital Market Act” and Article 5-13 of “Regulations on Stock Issuance and Disclosure” and Article 4 & 8 of the “The Detailed Enforcement Regulations of the Provisions on Stock Issuance and Disclosures”. The value and the ratio of the merger have also been reviewed by KPMG, independent outside valuators, for their reasonableness.

5. Specification and the Number new shares		Common shares	—
		Other shares	—

6. Company to be merged	Name of the Company	Investment Business Division of KT Capital Co.
	Main Business	Investment Business
	Relationship with the Merging Company	Subsidiary

	Financial performance of the most recent business year (KRW million)	Total assets Total liabilities Total stockholders’ equity	554,677 413,810 140,867	Capital stock Revenue Net income	80,954 — —
7. Newly Established Merged Company	Name of the Company	—
	Financial Details at the time of Establishment (KRW million)	Total assets	—	Total liabilities	—
		Total stockholders’ equity	—	Capital stock	—

	Financial performance of the new business division (KRW million)	—
	Main Business	—
8. Schedule of Merger	Application for re-listing	—
	Date of Shareholders’ Meeting	—
	Duration of submitting old shares	Start Date	—
		Close Date	—
	Duration of registry closure	Start Date	—
		Close Date	—
	Duration of submitting objection by creditors	Start Date	2013/10/28
		Close Date	2013/11/28
	Date of Merger	2013/12/01
	Date of Merger Registration	2013/12/04
	Date of transfer of new shares	—
	Date of listing of new shares	—

9. Criteria of Back Door Listing	NA

10. Criteria of Back Door Listing of Other Companies	NA

11. Details of Appraisal Right	As KT Corporation will execute this merger as a Small-Scale Merger, pursuant to Article 527-3 of the Korean Commercial Act, the appraisal rights of shareholders who dissent the merger will not be recognized. For KT Capital Co., the merger qualifies as a Simplified Merger by the consent of all of its shareholders pursuant to Article 527-2 of the Korean Commercial Act; and as such, the dissenting shareholders’ appraisal rights are not recognized

12. Date of Resolution by Board of Directors	2013/08/08

• Attendance of Outside Directors	Present	6
	Absent	—

• Attendance of Auditors (Auditors who are not Outside Directors)	Present

13. Additional Information to Consider in Making an Investment Decision

A.      As KT Corporation, the Surviving Company, will execute this Small-Scale Merger pursuant to Article 527-3 of the Korean Commercial Act, the approval of the general shareholders’ meeting of the company will be replaced by the approval of the board of directors. However, according to Clause 4 of Article 527-3 of the Korean Commercial Act, if there are any shareholders who own no less than 20/100 of the total issued shares of the Surviving Company notify the company of their intention of dissenting from the merger in writing within two (2) weeks after the date of this public announcement of the merger, the merger shall not be effected as a Small-Scale Merger. In addition, this is a Small-Scale Merger pursuant to the Article mentioned above, dissenting shareholders of the Surviving Company will not be granted any appraisal right. As for the KT Capital, this is a Simplified Merger by the consent of all of its shareholders; the dissenting shareholders’ appraisal rights are not recognized

B.      Item 6. “The Company to be merged” above and its financial performance is based on FY2012 separate financial statements prepared in accordance with K-IFRS.

C.      The agreement for the merger may be terminated if the completion of the merger becomes impossible or is considered illegal as a result of changes to the related regulations or statues by the government.

D.      The Schedule of Merger is subject to change according to the registration process and negotiations with the related parties.

E.      KT Corporation, the major shareholder of investment division of KT Capital Co., will not receive any compensation for the merger. However, KT Hitel will receive 986,787 treasury shares of KT Corporation

F.       Other Schedules of Merger

•         Date of resolution by the Board of Directors : August 8, 2013

•         Announcement of closing of shareholder registry: August 9, 2013

•         Date of split off and merger agreement : August 13, 2013

•         Record Date : August 26, 2013

•         Announcement of Small-Scale Merger : August 27, 2013

•         Duration of registry closure: August 27, 2013 ~ September 3, 2013

•         Duration of notification of dissent from the merger by shareholders : August 27, 2013 ~ September 10, 2013

•         Date of resolution by the Board of Directors in lieu of a general shareholders’ meeting : October 27, 2013

•         Duration of notification of submitting objections by creditors : October 28, 2013 ~ November 28, 2013

•         Record date of the merger : December 1, 2013

•         Date of resolution of Board of Directors in lieu of Split off and Merger Completion Meeting : December 2, 2013

•         Announcement of Completion of Spilt off and Merger : December 3, 2013

•         Date of registration of Spilt off and Merger : December 4, 2013

G.       Other decision process related to the merger will be mandated to the CEO.